Exhibit 1

February 24th, 2022

Albert P. Behler

Chairman, Chief Executive Officer and President

Paramount Group, Inc.

1633 Broadway, Suite 1801

New York, NY 10019

Dear Mr. Behler:

I am writing on behalf of certain advisory clients of Monarch Alternative Capital LP (“Monarch,” “we” or “our”) which, as of February 24th, 2022, own over 5.5% of Paramount Group, Inc.’s (“Paramount”, or the “Company”) outstanding common stock, to propose that Monarch acquire all of Paramount’s outstanding shares. Our proposed transaction offers Paramount stockholders $12.00 per share in cash, representing an immediate, substantial and compelling premium of approximately 30% to the closing stock price of $9.29 on February 24th, 2022 and a premium of approximately 33% to the trailing $9.01 30-day volume weighted average trading price.

As one of Paramount’s largest stockholders, with over 12 million shares, we believe that your team has assembled a high quality portfolio of properties. However, we think these assets have been, and will continue to be, significantly undervalued in the public markets. Accordingly, we believe that it is in the best interests of Paramount’s stockholders to sell the Company to Monarch, a highly qualified buyer that can deliver expeditiously and with certainty an all-cash transaction at an attractive premium. Given reporting requirements in connection with our level of holdings, we intend to promptly file a Schedule 13D and this letter will be made public as part of that filing.

Monarch is a leading investment manager, with over $9.5 billion of discretionary assets under management, and has invested $53 billion of equity capital across strategies since its formation 20 years ago. We are exceptionally experienced in the real estate space, having invested over $11 billion of equity capital in 80+ transactions. Our current real estate portfolio represents over 15 million square feet of directly controlled assets, in addition to a portfolio of debt investments as well as significant interests in growing platforms. Monarch is specifically experienced in the office sector, with over 6 million square feet of total holdings in our current portfolio.

Furthermore, within the last year, we have contracted to purchase approximately $3 billion of real estate assets and have never failed to meet obligations to close a transaction.

We are highly confident in our ability to close this transaction based on our current assets under management, extensive operating experience, and demonstrated financing capabilities in recent transactions. The definitive transaction agreement would not contain any financing contingencies.

Our investment committee has approved the submission of this proposal and is fully supportive. We have retained an experienced team of advisors and we are prepared to begin work immediately on our confirmatory due diligence and the concurrent negotiation of definitive documentation. We have a deep understanding of Paramount’s portfolio and would need only limited additional information in order to move to a binding agreement, which we anticipate being able to complete within 30 days after receipt from the Company.

While this letter does not constitute a binding offer or commitment to proceed with any transaction, we look forward to moving expeditiously towards a binding contract.

We are enthusiastic about pursuing a transaction with Paramount. We look forward to entering into discussions as quickly as possible to finalize a mutually agreeable transaction between Monarch and the Company that is in the best interests of Paramount’s stockholders. Please do not hesitate to reach out to us in the interim if you have any questions.

Best Regards,

Adam Sklar	Joshua Acheatel
Co-Portfolio Manager	Managing Principal
Co-Head of Real Estate